

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 4631

September 4, 2009

Mr. William T. Hull
Chief Financial Officer
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

  **Re: RTI International Metals, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Definitive Proxy Statement on Schedule 14A filed March 13, 2009
    Form 10-Q for the Fiscal Quarter Ended March 31, 2009
    Form 10-Q for the Fiscal Quarter Ended June 30, 2009
    File No. 001-14437**

Dear Mr. Hull:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief